CHERYL A. GORMAN Director

Gibbons P.C. One Gateway Center Newark, New Jersey 07102-5310 Direct: (973) 596-4865 Fax: (973) 639-8305 cgorman@gibbonslaw.com

December 17, 2007

Michele Anderson, Esq., Legal Branch Chief John Harrington, Esq., Attorney-Adviser Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 Washington, D.C. 20549

Re:
Glowpoint, Inc.
Registration Statement on Form S-1
Filed October 22, 2007
File No. 333-146838
Annual Report on Form 10-K for the year ended December 31, 2006
Filed June 6, 2007
File No. 000-25940 Form 10-Q for Period ended September 30, 2007
Filed November 14, 2007
File No. 000-25940

Dear Ms. Anderson and Mr. Harrington:

Glowpoint, Inc., a Delaware corporation (the “Company”), will file electronically a pre-effective Amendment No. 1 (“Amendment 1”) to the above-referenced registration statement (the “Registration Statement”). We have provided you a copy of Amendment 1 with this letter in advance of such filing, including a copy marked to show changes from the original Registration Statement. This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated November 21, 2007 (the “Comment Letter”) with respect to, among other things, the Registration Statement.

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in regular font. The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter. Page numbers set forth in the Company’s responses refer to page numbers of Amendment 1.

Registration Statement on Form S-l

General

1.
We note that you are registering the sale of 42,111,582 shares. Given the size relative to the number of shares outstanding held by non affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the offering price of the common stock must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters in the filing.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying Securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

RESPONSE
On behalf of the Company, we respectfully submit that, for the reasons set forth below, the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering is eligible to be made as a secondary offering under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

The Company filed the Registration Statement solely on behalf of selling stockholders. None of the selling stockholders is acting on behalf of the Company, nor are they acting as a conduit for the Company. As explained in more detail below, we ask the Staff to consider the following:

•	the Registration Statement relates to securities issued in two distinct private placements, which were negotiated on an arm’s-length basis with non−affiliated investors;
•
the proportion of shares of common stock being registered as compared to the Company’s outstanding common stock does not evidence a primary offering and the selling stockholders should not be viewed as or deemed to be a group or acting as a unified block;

•	no selling stockholder is in the business of underwriting securities; and
•	absent an effective registration statement, the selling stockholders have to bear the risk of owning the securities for an indefinite period of time.

As set out in detail below, the Company believes it would be difficult to conclude that the selling shareholders are acting as a conduit for the Company or that this is a primary offering styled as a secondary. Nonetheless, in light of the recent amendments to Rule 144 of the Securities Act permitting non-affiliates of an issuer to resell an unlimited number of restricted securities after a six month holding period if current information is available, the Company has adjusted the number of shares it is seeking to register to 15,924,902 shares. This number represents an aggregate of

•	14,740,822 issuable upon exercise of the Series A Warrants, the Series A-2 Warrants and the Advisory Warrants.
•	1,184,080 shares issuable upon exercise of the Placement Agent Warrants.

The Registration Statement, as amended, Relates to Securities Issued in Two Distinct Private Placements Principally With Non−Affiliated Investors

On October 22, 2007, the Company filed the Registration Statement to register for resale 42,111,582 shares of its common stock. These shares are issuable upon conversion or exercise of senior secured notes and warrants issued by the Company in or related to two distinct private placements with a total of 21 accredited investors: one completed in two tranches on March 31, 2006 and April 12, 2006 (the “2006 Private Placement”), and the other completed on September 21, 2007 (the “2007 Private Placement”). Under Amendment 1, the Company seeks to register for resale 15,924,902 shares of its common stock. These shares are issuable upon conversion or exercise of warrants issued by the Company to accredited investors in connection with: (i) the 2006 Private Placement, (ii) amending the terms of the 2006 Private Placement, and (iii) the 2007 Private Placement.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

2006 Private Placement

In the 2006 Private Placement, the Company sold $6,180,000 of senior secured notes, convertible into common stock at a conversion price of $0.50 per share, and issued warrants to purchase, in the aggregate 6,180,000 shares of common stock at an exercise price of $.65 per share to the following 10 purchasers: CCM Master Qualified Fund Ltd. (“CCM”), North Sound Legacy Institutional Fund LLC (“North Sound Institutional”), North Sound Legacy International Ltd (“North Sound Legacy”, and together with North Sound Institutional, “North Sound”), Vicis Capital Master Fund (“Vicis”), Smithfield Fiduciary LLC (“Smithfield”), Michael Abrams, Jason Adelman, Hilary Bergman, Michael Liss, and Brad Reifler. Only the shares issuable upon exercise of the warrants are included in the registration statement.

In connection with the 2006 Private Placement, the placement agent, Burnham Hill Partners (“Burnham Hill”) and certain of its employees and affiliates, including Matthew Balk, Dan Schneiderman and Eric Singer (collectively with Messrs. Abrams, Adelman, Bergman, Liss and Reifler, the “Advisors”), received warrants to purchase, in the aggregate approximately 600,000 shares of common stock at an exercise price of $.55 per share. The shares issuable upon exercise of these warrants are included in the registration statement.

North Sound Institutional and North Sound International are affiliates of each other. The Advisors are affiliated with Burnham Hill, a division of Pali Capital, a broker-dealer, and accordingly, each other. None of the other 2006 Private Placement purchasers are affiliates of any of the other purchasers.

In connection with amending the 2006 Private Placement in September 2007 to, among other things, extend the maturity date from September 30, 2007 to March 31, 2009, the investors in the 2006 Private Placement were issued warrants to acquire a total of 4,772,822 shares of common stock (which represents 33% of the shares of common stock issuable upon conversion of the then outstanding senior secured notes) at an exercise price of $.65 per share. The shares issuable upon exercise of these warrants are included in the registration statement.

2007 Private Placement

In the 2007 Private Placement, the Company sold $3,538,000 of senior secured notes, convertible into common stock at a conversion price of $0.50 per share, and issued warrants to purchase, in the aggregate, 3,538,000 shares of common stock at an exercise price of $.65 per share to 11 separate purchasers, including: Vicis, CCM, DERS Associates L.P. (“Ders”), Jack Gilbert (“Gilbert”), David Wilstein and Susan Wilstein as Trustees of the Century Trust (“Wilstein”), and Michael Brandofino, David W. Robinson, Edwin F. Heinen, Bamdad Bastani, Aziz Ahmad and Joseph Laezza (collectively, the “Directors and Officers”). Only the shares issuable upon exercise of these warrants are included in the registration statement.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

The Directors and Officers are officers and directors of the Company, and accordingly are affiliates of each other, but none of the other 2007 Private Placement purchasers are affiliates of any of the other purchasers.

In connection with the 2007 Private Placement, the Advisors received warrants to purchase (i) 568,000 shares of common stock at an exercise price of $0.55 per share and (ii) 250,000 shares of common stock at an exercise price of $0.65 per share. The shares issuable upon exercise of these warrants are included in the registration statement.

An ancillary transaction to the 2007 Private Placement involved the Company issuing an aggregate of approximately 474.8126 shares of a new Series C Preferred Stock in exchange for cancelling all of its issued and outstanding Series B Preferred Stock, cancelling approximately $1,098,000 of accrued but unpaid dividends due on the Series B Preferred Stock, and surrendering 1,525,000 shares of common stock held by North Sound. The shares issuable on conversion of the Series C Preferred Stock are not included in the registration statement.

The number of shares sought to be registered (and percentage of ownership of the shares sought to be registered) on behalf of each selling stockholder, as amended by Amendment 1 is:
Selling Stockholder	Shares Sought to be Registered	% of Shares Sought to be Registered
Aziz Ahmad	50,000	0.31%
Bamdad Bastani	75,000	0.47%
Brad Reifler	88,540	0.56%
CCM Master Qualified Fund Ltd	3,658,769	22.98%
Dan Schneiderman	25,000	0.16%
David W. Robinson	112,000	0.70%
David Wilstein and Susan Wilstein, as Trustees of the Century Trust	100,000	0.63%
DERS Associates L.P.	300,000	1.88%
Edwin F. Heinen	125,000	0.78%
Eric Singer	20,000	0.13%
Hilary Bergman	88,540	0.56%
Jack Gilbert	200,000	1.26%
Jason Adelman	1,045,575	6.57%
Joseph Laezza	25,500	0.16%
Matthew Balk	83,472	0.52%
Michael Abrams	107,725	0.68%
Michael Brandofino	50,500	0.32%
Michael Liss	294,242	1.85%
North Sound Legacy Institutional Fund LLC	1,240,758	7.79%
North Sound Legacy International Fund Ltd.	3,190,522	20.03%
Smithfield Fiduciary LLC	884,990	5.56%
Vicis Capital Master Fund	4,158,769	26.11%
	15,924,902	100.00%

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

The Majority of the Selling Stockholders are Not Affiliates of the Company

Except for the Directors and Officers, none of the selling stockholders: (i) are or ever were an affiliate of the Company, (ii) have any representation on the Company’s board of directors or the ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights, or (iii) have greater access than any other stockholder of the Company to information about the Company, its operations or its financial results.

The determination as to whether a particular shareholder is an affiliate requires a factual determination based on a consideration of all relevant facts and circumstances. Practitioners believe, and the Commission has previously indicated, that a person who does not beneficially own more than 10% of an issuer’s voting securities is not an affiliate of such issuer. See Rule 10A−3(e)(1)(ii)(A) of the Securities Exchange Act of 1934.

None of the selling stockholders ever have been or are affiliates of the Company based on their beneficial ownership percentage. As of December 12, 2007, their beneficial ownership percentage is as follows:
Selling Stockholder	Beneficial Ownership Percentage
Aziz Ahmad	*
Bamdad Bastani	*
Brad Reifler	*
CCM Master Qualified Fund Ltd	9.9%
Dan Schneiderman	*
David W. Robinson	1.4%
David Wilstein and Susan Wilstein, as Trustees of the Century Trust	*
DERS Associates L.P.	3.9%
Edwin F. Heinen	1.7%
Hilary Bergman	*
Jack Gilbert	4.2%
Jason Adelman	3.1%
Joseph Laezza	1.1%
Matthew Balk	*
Michael Abrams	*
Michael Brandofino	2.4%
Michael Liss	*
North Sound	4.9%
Smithfield Fiduciary LLC	4.9%
Vicis Capital Master Fund	4.9%
* Less than 1%.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

Except for those issued to CCM, the senior secured notes and warrants overlying the shares sought to be registered prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in the holder, together with its affiliates, beneficially owning in excess of 4.9% of the Company’s outstanding shares of common stock. Each of the holders may, upon 61 days’ prior written notice to the Company, waive the applicable limitation, deferring for at least 61 days the time when such holder could acquire underlying securities in a sufficient amount to exceed the 5% threshold. This waiver is designed to assure that none of these holders, together with their affiliates, will be deemed the beneficial owner of all underlying shares because the 61 day waiting period before the waiver becomes effective denies the selling stockholder the right to have beneficial ownership within 60 days. In addition, under the terms of all of the senior secured notes and warrants (even those issued to CCM) limit, even if the 4.9% cap is waived, the beneficial ownership of each of these holders, together with their affiliates, to 9.9% of the Company’s outstanding shares of common stock, unless waived in accordance with the foregoing described 61-day procedure.

As a result of this valid and effective limitation on ownership, the selling stockholders are contractually prohibited from owning, at any one time, more than 4.9% of the Company’s common stock (except CCM, which is limited to 9.9% of the Company’s common stock). The Commission has previously upheld the position that contractual restrictions preventing shareholders from owning more than 4.9% of an issuer’s common stock also prevents such shareholders from being considered beneficial owners of more than the contractual cap on beneficial ownership in the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001).

Accordingly, none of the selling stockholders beneficially own more than 10% of the Company's outstanding common stock and are therefore not affiliates based on percentage of ownership of the Company's voting securities.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

Finally, except for the officers and directors of the Company and Burnham Hill, which served as placement agent and financial advisor to the Company, none of the selling stockholders have any other affiliation with the Company.

Selling Stockholders Should Not be Viewed as or Deemed to be a Group or Acting as a Unified Block and the Proportion of Shares of Common Stock Being Registered as Compared to the Company’s Outstanding Common Stock Does Not Evidence a Primary Offering

The selling stockholders should be viewed as separate investors and not be viewed as or deemed to be a group or acting as a unified block. The selling stockholders are unaffiliated investors, none of which, to the Company’s knowledge, have any intention to act in concert, have any agreement or understanding with any person to distribute any of the shares sought to be registered, or are affiliated, or have any contractual obligation, understanding or arrangement between or among any of them pursuant to which they should be viewed as or deemed to be acting as a group.

The table below sets forth the number of shares sought to be registered on behalf of each selling stockholders as a percentage of the Company's public float as of December 12, 2007, which was approximately 41,069,388 shares:
Selling Stockholder	# of Shares	# of Shares Being Registered as a % of Public Float
Aziz Ahmad	50,000	0.12%
Bamdad Bastani	75,000	0.18%
Brad Reifler	88,540	0.22%
CCM Master Qualified Fund Ltd	3,658,769	8.91%
Dan Schneiderman	25,000	0.06%
David W. Robinson	112,000	0.27%
David Wilstein and Susan Wilstein, as Trustees of the Century Trust	100,000	0.24%
DERS Associates L.P.	300,000	0.73%
Edwin F. Heinen	125,000	0.30%
Eric Singer	20,000	0.05%
Hilary Bergman	88,540	0.22%
Jack Gilbert	200,000	0.49%
Jason Adelman	1,045,575	2.55%
Joseph Laezza	25,500	0.06%
Matthew Balk	83,472	0.20%
Michael Abrams	107,725	0.26%
Michael Brandofino	50,500	0.12%
Michael Liss	294,242	0.72%
North Sound Legacy Institutional Fund LLC	1,240,758	3.02%
North Sound Legacy International Fund Ltd.	3,190,522	7.77%
Smithfield Fiduciary LLC	884,990	2.15%
Vicis Capital Master Fund	4,158,769	10.13%

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

However, as none of the shares sought to be registered are currently outstanding, a more meaningful public float can be calculated by allowing for the conversion or exercise of all of the securities overlying the shares of common stock sought to be registered. The table below sets forth the number of shares sought to be registered on behalf of each selling stockholders as a percentage of the Company's public float (accounting for issuance dilution for all of such shares) as of December 12, 2007:
Selling Stockholder	# of Shares	# of Shares Being Registered as a % of Resulting Public Float
Aziz Ahmad	50,000	0.12%
Bamdad Bastani	75,000	0.18%
Brad Reifler	88,540	0.22%
CCM Master Qualified Fund Ltd	3,658,769	8.18%
Dan Schneiderman	25,000	0.06%
David W. Robinson	112,000	0.27%
David Wilstein and Susan Wilstein, as Trustees of the Century Trust	100,000	0.24%
DERS Associates L.P.	300,000	0.73%
Edwin F. Heinen	125,000	0.30%
Eric Singer	20,000	0.05%
Hilary Bergman	88,540	0.22%
Jack Gilbert	200,000	0.48%
Jason Adelman	1,045,575	2.48%
Joseph Laezza	25,500	0.06%
Matthew Balk	83,472	0.20%
Michael Abrams	107,725	0.26%
Michael Brandofino	50,500	0.12%
Michael Liss	294,242	0.71%
North Sound Legacy Institutional Fund LLC	1,240,758	2.93%
North Sound Legacy International Fund Ltd.	3,190,522	7.21%
Smithfield Fiduciary LLC	884,990	2.11%
Vicis Capital Master Fund	4,158,769	9.20%

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

Proceeds to the Company From the Private Placements

The table below provides the following information relative to the 2007 Private Placement: (i) the gross proceeds to the Company, (ii) each payment the Company made or may be required to make to the selling stockholders, any affiliate of the selling stockholders or any person with whom the selling stockholders have a contractual relationship regarding the 2007 Private Placement, and (iii) the net proceeds to the Company from the 2007 Private Placement.

		Interest Payments
	Gross	Next
Selling Stockholder	Proceeds (1)	Year (2 & 4)	Total (3 & 4)
Aziz Ahmad	$50,000	$4,966	$8,324
Bamdad Bastani	75,000	7,449	12,487
Brad Reifler	-	-
CCM Master Qualified Fund Ltd	1,000,000	99,318	166,492
Dan Schneiderman	-	-	-
David W. Robinson	112,000	11,124	18,647
David & Susan Wilstein, as Trustees of the Century Trust	100,000	9,931	16,649
DERS Associates L.P.	300,000	29,795	49,947
Edwin F. Heinen	125,000	12,415	20,812
Hilary Bergman	-	-	-
Jack Gilbert	200,000	19,864	33,299
Jason Adelman	-	-	-
Joseph Laezza	25,500	2,533	4,246
Matthew Balk	-	-	-
Michael Abrams	-	-	-
Michael Brandofino	50,500	5,016	8,408
Michael Liss	-	-	-
North Sound Legacy Institutional Fund LLC	-	-	-
North Sound Legacy International Fund LLC	-	-	-
Smithfield Fiduciary LLC	-	-	-
Vicis Capital Master Fund	1,500,000	148,978	249,739
	-	-	-
	3,538,000	$351,389	$589,050
Cash fees and expenses	307,643
Non-cash warrants issued in connection with transaction	331,564
Net proceeds	$2,898,793

Note 1 – Entire principal amount is due on March 31, 2009.
Note 2 – Interest payments due from September 22, 2007 through September 21, 2008.
Note 3 – Reflects the total interest payments due over the life of the Convertible Notes issued on September 21, 2007.
Note 4 – Assumes that no interest payments are made and additional Convertible Notes are issued.

The Company received net cash proceeds in the 2007 Private Placement of approximately $3.2 million ($3,538,000 less $283,000 paid to Burnham Hill Partners, in exchange for their services as the Company's placement agent, and less approximately $25,000 paid in legal fees relating to the transaction). The Company also issued placement agent warrants to assignees of Burnham Hill Partners with a Black-Scholes value of $331,564 in connection with the 2007 Private Placement. The ratio of the total amount of cash and non-cash payments and interest over the term of the debentures to net proceeds is 53.2% and would be 35.5% if averaged over the term of the Senior Secured Notes issued in the 2007 Private Placement.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

The Securities Do Not Provide for Variable Conversion Ratios

The exercise prices of the overlying warrants do not adjust relative to the price per share of the Company's common stock at the time of conversion. The exercise price of the warrants was $0.65 (except for the placement agent warrants, which had an exercise price calculated based on a 10% increase from conversion price of the notes (i.e., $0.55)). The closing market price at the final closing of the 2006 Private Placement was $0.46. The closing market price at the closing of the 2007 Private Placement was $0.75. It should be noted, however, that the pricing of the senior secured notes and warrants had been fully negotiated and finalized on July 27, 2007, when the transaction was submitted to the Company’s board of directors for approval, at which time the closing market price was $0.53 per share. The last sale price of the Company’s common stock on the OTCBB on December 11, 2007 was $0.44.

None of the Selling Stockholders are in the Business of Underwriting Securities

Based on representations made to the Company by each of the selling stockholders, none of the selling stockholders are in the business of underwriting securities. The Advisors are, however, affiliated with Pali Capital, which is a broker dealer. Further, each of the selling stockholders represented to the Company that it acquired the securities in the private placements solely for its own account and not with a view to or for sale in connection with distribution. In addition, each of the selling stockholders represented to the Company that it did not have any arrangement or intention to effect any distribution of any of the securities, and that it is neither a broker-dealer nor, other than the Advisors, is it affiliated with a broker-dealer.

Absent an Effective Registration Statement, the Selling Stockholders Have to Bear the Risk of Owning the Securities for an Indefinite Period of Time

The Company issued the securities in two distinct, valid private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company negotiated the terms of each of these transactions on an arm’s-length basis.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

Each selling stockholder is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and each selling stockholder represented to the Company in writing as such, as well as to its financial sophistication and that it was purchasing the securities for its own account and without a present view toward the public sale or distribution thereof and that it had no intention of selling or distributing the securities in Securities and any manner that would result in a violation of the Securities Act. In addition, each selling stockholder acknowledged that the securities acquired in the various private placements would constitute “restricted securities” under Rule 144. The selling stockholders also acknowledged that such securities would contain a restrictive legend. Consequently, the selling stockholders will have to bear the risk of owning the securities for an indefinite period of time unless the resale of the securities is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act. The securities purchased in the 2006 Private Placement have been held by the applicable selling stockholders for close to two years. Other securities owned by the selling stockholders have been held for longer than two years, further evidencing that the selling stockholders have a history of being long-term investors in the Company.

Further, when the securities were issued, and continuing to this day, there is no indication that any of the selling stockholders acquired the securities with the intent of making a distribution of the underlying securities. Regulation M defines a “distribution” as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the Company’s knowledge, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer or other person with respect to the sale of the shares sought to be registered under the Registration Statement.

Interpretation 3S.(b) in the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations states that the Staff will not object if a company registers the resale of securities purchased in a Section 4(2) exempt sale “if the investor is at market risk at the time of filing of the resale registration statement.” In contrast to “equity lines” and other similar transactions in which the filing or effectiveness of the registration statement is a condition to the investors’ obligation to close the transaction, all of the private placements are complete and the selling stockholders' investment decision was not conditioned on the filing or effectiveness of a registration statement. To the contrary, each selling stockholder paid for the securities purchased in the private placements in full, in cash at their close. Indeed, the selling stockholders have been at risk since purchasing the securities from the Company in the private placements and will continue to be at risk unless the resale of the shares is registered pursuant to an effective registration statement, or the selling stockholder can resell the shares relying on another applicable exemption from the registration requirements of the Securities Act.

In order to provide the selling stockholders with liquidity in their investment, and as is customary in similar transactions, the Company agreed to register the shares for resale. The Company was subject to certain penalties if a registration statement was not filed by an agreed upon date and the Company remains subject to certain penalties if the registration statement does not become effective within an agreed to timeframe specified in the various securities purchase agreements. But in no event will the purchase price of the securities or the conversion and exercise price of the overlying securities be subject to change as a result of the Company failing to meet the foregoing obligations.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

Conclusion

On the basis of the foregoing, we respectfully request that the Staff concur in our view that the resale of shares of the Company’s common stock by the selling stockholders identified in the Registration Statement is an offering being made “by or on behalf of a person or persons other than the registrant” and that therefore the offering can be made as a secondary offering under Rule 415(a)(1)(i).

2.
Disclose that the number of shares being registered represents _% of your shares currently outstanding and _% of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

RESPONSE
Amendment 1 includes this disclosure at the end of “The Offering” on page 3.

3.	Disclose the conversion price of the Series C preferred stock.

RESPONSE
Amendment 1 includes this disclosure under “The Offering” on page 2.

Management’s Discussion and Analysis, page 32

March and April 2006 Financing, page 34
Non-Exercisability of Series B Warrants, page 35
September 2007 Financing, page 36

4.	Please disclose all material terms of the notes, warrants and preferred shares overlying the shares being registered for resale. For example, describe the following:

•
the anti-dilution and other terms of the notes, warrants and preferred shares that could result in an adjustment to the conversion/exercise price (including any provisions whereby the conversion/exercise price may be adjusted based on the market price of the company’s stock);

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

•	the minimum Adjusted EBITDA requirement;

•	the company’s option to pay interest in cash or additional convertible notes;

•	optional and mandatory redemption/prepayment and conversion provisions; and

•	the beneficial ownership limitations.

These are just examples. Please expand your disclosure accordingly.

RESPONSE
Amendment 1 includes additional disclosure addressing the items listed above to the extent not already present in the registration statement. See, for example, “The Offering” on page 2, “Description of Registered Stock; Our Capital Stock and Securities —Anti-Dilution Provisions in Senior Secured Notes, Preferred Stock and Warrants” on page 67, and “Description of Registered Stock; Our Capital Stock and Securities —Senior Secured Notes” on page 66). The overlying securities themselves, however, are not being registered and the Company is concerned that increased disclosure will be confusing to the reader. The Company respectfully maintains that all material terms of the overlying securities as they relate to the registered shares are disclosed.

5.
Please disclose whether registration rights exist with respect to the shares underlying the 6,180,000 Series B warrants issued in the March/April 2006 financing or the 3,625,000 warrants which were amended in that financing. If so, describe the terms of such registration rights.

RESPONSE
This disclosure was not made because the size of the offering has been reduced to exclude other shares that might have been entitled to registration rights. The Company also notes that the Series B warrants issued in the March/April 2006 financing did not become exercisable because the condition precedent triggering such exercisablility was not satisfied.

6.	Please disclose the term of the Series B warrants and indicate whether any holders have objected to your non-exercisability determination.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

RESPONSE
Amendment 1 includes disclosure that no holders to date have objected to the Company’s non-exercisability determination. See the related risk factor on page 5 and “Non-Exercisability of Series B Warrants” on page 36. Amendment 1 does not, however, include disclosure regarding the term of the Series B warrants. Those warrants did not become exercisable because the condition precedent triggering such exercisablility was not satisfied and the term never commenced.

7.
Please disclose the total dollar value of the securities underlying the convertible notes, warrants and preferred shares that you have registered for resale (using the number of underlying securities that you have registered for resale and the current market price per share for those securities).

RESPONSE
Amendment 1 includes that disclosure on page 2, “The Offering”, and on page 65, “Description of Registered Stock; Our Capital Stock and Securities.”

8.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, original issue discount, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

RESPONSE
Amendment 1 includes that disclosure on page 73.

9.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transactions;

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment eight;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes, warrants, preferred shares and any other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments ten and eleven.

Further, please disclose - as a percentage - of the total amount of all possible payments (as disclosed in response to comment eight) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to comment ten) divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE
Amendment 1 includes that disclosure on pages 74 and 75.

Selling Stockholders, page 67

10.	Please provide tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion/exercise price discount for the securities underlying the convertible notes and warrants overlying the shares being registered for resale, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes and warrants based upon the current market price of the issuer’s stock;

•	the conversion/exercise price per share of the underlying securities on the dates of the sales of the convertible notes and warrants;

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

•	the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion/exercise throughout the terms of the notes/warrants);

•
the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the current market price per share and the total possible shares underlying the convertible notes and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion/exercise price of the convertible notes and warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the current market price, calculated by subtracting the total conversion/exercise price of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants.

RESPONSE
Amendment 1 includes that disclosure on pages 74 and 75.

11.	Please provide tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other notes, warrants, preferred shares or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-     if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

-    if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE
Amendment 1 includes that disclosure on pages 74 and 75.

12.
Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE
Amendment 1 includes that disclosure on pages 76-78.

13.	Please provide tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note and preferred stock transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE
Amendment 1 includes that disclosure on pages 78 and 79.

14.	Please disclose the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-    the date on which each such selling shareholder entered into that short position; and

-    the relationship of the date on which each such selling shareholder entered into that short position to the dates of the announcements of the convertible note transactions and the filing of the registration statement (e.g., before or after the announcements of the convertible note and preferred stock transactions, before the filing or after the filing of the registration statement, etc.).

RESPONSE
Amendment 1 includes the requested disclosure on page 80, see “Company's Intention to Satisfy its Repayment Obligations” and “Existing Short Positions by Selling Shareholders”, and page 81 under “Plan of Distribution”.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

15.	Please provide:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sales of the convertible notes, warrants and preferred shares; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sales of the convertible notes, warrants and preferred shares.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE
It is the Company’s view that such a description of the relationships and arrangements between and among those parties is already presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

16.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Similarly revise the beneficial ownership table appearing on page 61.

RESPONSE
The beneficial ownership table in Amendment 1 has been revised to disclose the natural person(s) who exercise voting and/or dispositive powers regarding the shares offered for resale by any selling stockholder that is a legal entity.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

Plan of Distribution, page 69

17.
Tell us in your response letter whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, your prospectus also should state, if true:

•	that such seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE
Each of the selling stockholders has represented to the Company that (i) such seller purchased in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, such seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Each of the selling stockholders has also represented that it is not a broker-dealer, though selling stockholders of approximately 956,000 have represented that they are affiliated with Pali Capital, a broker-dealer. Amendment 1 includes that disclosure at page 81.

Part II

Signatures, page II 5

18.
Your registration statement must be signed by your principal accounting officer or controller as required by Form S-1. Refer to Instruction 1 under the heading Signatures. Provide the appropriate signatures with your next amendment.

RESPONSE
Amendment 1 complies.

Annual Report filed on Form 10 K for the year ended December 31, 2006

Notes 1 - The Business

Going concern, page F-9

19.
Tell us if you performed an evaluation of the carrying amount of long lived assets for potential impairment in view of the factors that raise substantial doubt about your ability to continue as a going concern. Expand the disclosures in the critical accounting polices section of MD&A at page 35 to indicate whether your performed an impairment evaluation and the results of your assessment. Also revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. Please refer to section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

RESPONSE
Pages 38 and 39 of Amendment 1 includes disclosure that the Company performed an evaluation of its long-lived assets and determined that there is an excess of cash flow over the long-lived asset carrying amount. Therefore, the Company believes that no impairment losses were required.

Amendment 1 does not include a sensitivity analysis disclosure. The Company determined that a sensitivity analysis was not required and that the disclosure would not be meaningful to an investor. In fact, given the complexity of the sensitivity analysis, its inclusion would likely have the opposite effect and confuse investors given its relative importance to the going concern opinion. The going concern uncertainty was principally related to (i) significant derivative liabilities and the volatility associated therewith, (ii) the liability for sales and use taxes and regulatory fees, (iii) the September 30, 2007 maturity date of the senior secured convertible notes from the March and April 2006 private placements and the Company not having sufficient cash to repay such notes at maturity (which was amended to March 31, 2009 in the September 2007 transaction), and (iv) continuing operating losses. The Company determined that the continuing operating loss component, however, was not, standing alone, sufficient to cause a going concern uncertainty. The Company’s continuing operating losses were a factor in current evaluation, but not the factor that caused the going concern uncertainty. Therefore, the Company determined that a sensitivity analysis was not required and that the disclosure would not be meaningful to an investor.

Form 10-Q for the period ended September 30, 2007

Note 5 - Senior Secured Convertible Notes

Accounting for Conversion Feature and Series A and A-2 Warrants Derivative Liabilities, page 15

20.
We note that you account for registration rights agreements containing a cash settlement provision for liquidated damages as a derivative liability subject to SFAS-133. Tell us how you applied the guidance in FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements, in accounting for the contingent obligation for potential payments under registration rights agreements for convertible debt, convertible preferred stock, and warrants.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

The adoption of FASB Staff Position EITF 00-19-2 could also have an impact on your assessment of whether convertible debt and convertible preferred stock include a beneficial conversion feature. Tell us how you applied the guidance in Issue 1 of EITF 00-27 in calculating the effective conversion price.

RESPONSE
In applying the guidance in FASB Staff Position EITF 00-19-2 in accounting for the contingent obligation for potential payments under registration rights agreements for convertible debt, convertible preferred stock, and warrants, the Company determined whether a liability was probable and estimable.  If so, that liability was accrued.

With regard to the Company’s accounting of a lapsing registration or delivery of unregistered shares as a derivative liability, the Company (i) assumed that the payment of any such prepayment damages was probable and (ii) determined that the amount of any loss could be reasonably estimated because the payment amount is quantifiable and is potentially due the day that the registration statement is not effective (after any cure period) or the day unregistered shares are delivered.  Therefore, a liability was accrued.

With regard to the liquidated damages under the registration rights agreement, however, the Company determined that it was not reasonably estimable even if damages were probable and thus no accrual was appropriate.  The Company believed that the likelihood that it would not have an effective registration statement for the required effectiveness period was less than probable.  This is especially true after giving effect to the shortened holding period set forth in the amended Rule 144.  Even assuming the possible payments were evaluated as probable, however, the Company is unable to reasonably estimate the liability because the liquidated damages are based on the number of days that the registration statement is not effective.  It could be one day or it could be months.  In cases of such a wide disparity, the accounting literature (see FASB Interpretation No. 14) instructs the Company to use the low end of the range, which in this case is nearly zero and not material.  Therefore, no liability was accrued.

The Company agrees that EITF 00-19-2 could have an impact in assessing whether convertible debt and convertible preferred stock include a beneficial conversion feature, but does not have an impact in the present transaction.  In conducting its analysis, the Company did follow the guidance provided by Issue 1 of EITF 00-27 and used the effective conversion price and not the specified conversion price.

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
December 17, 2007

The Series C convertible preferred stock stated conversion price equates to $1.00 per share. The proceeds received for the Series C convertible preferred stock were $4,330,000.  Based on the 4,748,000 converted common shares of the Series C convertible preferred stock, the effective conversion price would be $0.91 per share.  The Company’s common stock price was $0.75 on September 21, 2007, the date that the Series C convertible preferred stock was issued.  Therefore, the conversion option was not in the money and accounting for a beneficial conversion feature was not appropriate.

The Senior Secured Notes are convertible into common stock at a conversion rate of $0.50 per share.  The Company’s common stock price was $0.64 and $0.75 on the date of issuance of the March/April 2006 notes and September 2007 notes, respectively.   Since the Senior Secured Notes conversion rate of $0.50 is lower than the common stock price on the dates of issuance, the conversion option was in the money and the beneficial conversion feature was accounted for as a derivative liability. The Company recorded a beneficial conversion charge of approximately $1,715,000 and $1,769,000 to the financial statements for the difference between the market price and the conversion price for the March/April 2006 notes and September 2007 notes, respectively.

* * *

Should you have any questions or would like any additional information, please feel free to call David W. Robinson, the Company’s General Counsel, at 312-235-3888 x2087 or me at 212-613-2184.

Sincerely,

Cheryl A. Gorman

CAG/jb

cc:	David W. Robinson, Esq.